UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 16, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Senior Mortgage Loan – FTL Investment Group, LLC & 1500 Hi Point, LLC

On October 16, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,650,000, (the “1500 FTL Senior Loan”). The Borrower is a tenancy in common formed by1500 Hi Point, LLC and FTL Investment Group, LLC, both California limited liability companies (“1500 FTL”). 1500 FTL used the loan proceeds to acquire approximately 27,000 square feet of land located at 1500 Hi Point Street, Los Angeles, CA 90019 (the “1500 FTL Property”). The 1500 FTL Property is composed of four parcels, all of which are unimproved. 1500 FTL intends to apply for permits for the construction of 58 apartment units on the site.

1500 FTL is managed by the principals of The Ketter Group and Trion Properties (the “Sponsors”). The principals of The Ketter Group have acquired, entitled and constructed approximately 60 projects valued at approximately $650 million. Trion Properties has completed approximately $300 million in transactions across approximately 2,500 multifamily units.

On the original closing date of the 1500 FTL Senior Loan, 1500 FTL was capitalized with approximately $1,692,000 of equity capital from the Sponsors.

The 1500 FTL Senior Loan bears an interest rate of 9.0% per annum to be paid current on a monthly basis through the maturity date, April 15, 2021 (the “1500 FTL Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 1500 FTL Senior Loan amount, paid directly by 1500 FTL.

1500 FTL has the ability to extend the 1500 FTL Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 1500 FTL will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 1500 FTL Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 90.5%. The LTPP ratio is the amount of the 1500 FTL Senior Loan divided by the land purchase price. As of its closing date, the 1500 FTL Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 90.5%. The LTV ratio is the amount of the 1500 FTL  Senior Loan divided by the third-party appraised value of the 1500 FTL Property as of October 2019. There can be no assurance that such value is correct.

The 1500 FTL Property is located in the Mid-City neighborhood of Los Angeles, CA, approximately 9 miles west of Downtown Los Angeles. The 1500 FTL Property is within close proximity to parks, shops, restaurants and the employment centers in Culver City.

As the 1500 FTL Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 22, 2019